Exhibit 99.1

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)	Name of company

Royal & Sun Alliance Insurance Group plc

2)	Name of shareholder having a major interest

Barclays plc

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Holding of the shareholder named in 2 above, through the legal entities listed below:

Legal Entity	Holding	Percentage Held
Barclays Private Bank and Trust Ltd	18,000	0.0006
Barclays Capital Inc	10,500	0.0004
Barclays Global Investors Japan Ltd	787,201	0.0270
Barclays Global Investors Ltd	49,488,134	1.6993
Barclays Global Fund Advisors	6,421,324	0.2205
Barclays Life Assurance Co Ltd	3,166,849	0.1087
Barclays Capital Securities Ltd	3,032,965	0.1041
Barclays Global Investors Japan Trust & Banking	2,867,359	0.0985
Barclays Private Bank and Trust Ltd	229,667	0.0079
Barclays Bank Trust Company Ltd	147,956	0.0051
Barclays Private Bank Ltd	8,165,457	0.2804
Barclays Global Investors Australia Ltd	1,114,194	0.0383
Gerrard Ltd	1,870,558	0.0642
Barclays Global Investors, N.A.	39,603,101	1.3598
Group Holding	116,923,265	4.0148

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account	Holding
Bank of Ireland		404,309
BARCLAYS CAPITAL NOMINEES LIMI		3,032,965
BARCLAYS CAPITAL SECURITIES LT		10,500
Barclays Trust Co & Others		19,496
BARCLAYS TRUST CO AS EXEC/ADM		2,240
Barclays Trust Co DMC69		49,672
Barclays Trust Co R69		76,548
CHASE NOMINEES LTD	16376	1,648,421
CHASE NOMINEES LTD	20947	15,524,113
CHASE NOMINEES LTD	21359	219,506
CIBC MELLON GLOBAL SECURITIES		80,811
Clydesdale NomineesHGB0125	00694478	70,000
Clydesdale NomineesHGB0125	00697663	44,838
Clydesdale NomineesHGB0125	00703310	5,250
Clydesdale NomineesHGB0125	01200106	33,400
Clydesdale NomineesHGB0225	00597278	76,179
INVESTORS BANK AND TRUST CO.		34,128
INVESTORS BANK AND TRUST CO.		689,532
INVESTORS BANK AND TRUST CO.		19,615
INVESTORS BANK AND TRUST CO.		2,774,699
INVESTORS BANK AND TRUST CO.		8,365,845
INVESTORS BANK AND TRUST CO.		40,060
INVESTORS BANK AND TRUST CO.		4,023,997
INVESTORS BANK AND TRUST CO.		1,326,175
INVESTORS BANK AND TRUST CO.		81,178
INVESTORS BANK AND TRUST CO.		1,303,504
INVESTORS BANK AND TRUST CO.		209,747
INVESTORS BANK AND TRUST CO.		14,961,493
INVESTORS BANK AND TRUST CO.		80,444
INVESTORS BANK AND TRUST CO.		715,734
INVESTORS BANK AND TRUST CO.		36,974
INVESTORS BANK AND TRUST CO.		508,372
INVESTORS BANK AND TRUST CO.		5,079,800
JP MORGAN (BGI CUSTODY)	16331	937,687
JP MORGAN (BGI CUSTODY)	16338	186,249
JP MORGAN (BGI CUSTODY)	16341	1,686,571
JP MORGAN (BGI CUSTODY)	16342	356,342
JP MORGAN (BGI CUSTODY)	16400	30,609,171
JP MORGAN (BGI CUSTODY)	18409	1,486,923
JPMorgan Chase Bank		31,514
JPMorgan Chase Bank		32,536
JPMorgan Chase Bank		185,486
JPMorgan Chase Bank		310,201
JPMorgan Chase Bank		35,175
JPMorgan Chase Bank		116,444
JPMorgan Chase Bank		35,249
JPMorgan Chase Bank		1,516,760
JPMorgan Chase Bank		359,495
JPMorgan Chase Bank		360,639
JPMorgan Chase Bank		79,134
JPMorgan Chase Bank		25,523
JPMorgan Chase Bank		28,739
JPMORGAN CHASE BANK		87,710
JPMORGAN CHASE BANK		643,338
JPMORGAN CHASE BANK		470,856
Master Trust Bank		37,788
Mellon Trust – Boston & SF		434,959
Mellon Trust – Boston & SF		437,756
MELLON TRUST OF NEW ENGLAND		546,892
Mitsubishi Trust International		20,232
Mitsubishi Trust International		24,241
NORTHERN TRUST BANK – BGI SEPA		516,447
NORTHERN TRUST BANK – BGI SEPA		146,396
NORTHERN TRUST BANK – BGI SEPA		723,997
R C Greig Nominees Limited a/c	BL1	577,893
R C Greig Nominees Limited a/c	CM1	178,073
R C Greig Nominees Limited GP1	GP1	727,797
R C Greig Nominees Limited SA1	SA1	386,795
Reflex Nominees Limited		18,000
State Street		51,095
STATE STREET BOSTON		248,194
STATE STREET BOSTON		2,500,185
WELLS FARGO SEATTLE – WIRE BAN		49,751
ZEBAN NOMINEES LIMITED		8,165,457
	Total	116,923,265

5)   Number of shares/amount of stock acquired

Not disclosed

6)   Percentage of issued class

Not disclosed

7)   Number of shares/amount of stock disposed

Not applicable

8)   Percentage of issued class

Not applicable

9)   Class of security

Ordinary shares of 27.5p each

10)   Date of transaction

28 January 2005

11)   Date company informed

3 February 2005 by way of a letter dated 31 January 2005

12)   Total holding following this notification

116,923,265 ordinary shares of 27.5p each

13)   Total percentage holding of issued class following this notification 4.01%

14)   Any additional information

15)   Name of contact and telephone number for queries

Leena Mistry             020 7111 7062

16)   Name and signature of authorised company official responsible for making this notification

Jackie Fox
Deputy Group Company Secretary

         Date of notification 3 February 2005